EXHIBIT 99.1

V.K. SHARMA & CO.
Company Secretaries

422, Ocean Plaza, Sector-18, Voida – 201 301
Tel.: 4221470, Mobile: 9818816592
E-mail: vks_cosecy@yahoo.com

The Board of Directors
Mahanagar Telephone Nigam Ltd.
Jeevan Bharti, Tower I
124, Connought Place
New Delhi

SECRETARIAL AUDIT REPORT

I have examined the Register of Members, beneficiary details furnished by the Depositories and other records /documents maintained by M/s. MAHANAGAR TELEPHONE NIGAM LIMITED and its Share Transfer Agents M/s Beetal Financial & Computer Services (P) Ltd. for issuing this certificate, in accordance with Circular No. D &CC /FITTC/CIR-16/2002 dated December 31, 2002 issued by the Securities and Exchange Board of India.

In my opinion and to the best of my knowledge and according to the information and explanations given to me and based on such verification as was considered necessary for the purpose, I have to report that the details of the company’s reconciliation of capital and other details as required, for the quarter ended 31st March, 2010 are as per our report annexed hereto.

Place: Noida Date: 15 April, 2010

(SUCCESS IS WHERE PREPARATION MEETS OPPORTUNITY)

V.K. SHARMA & CO.
Company Secretaries

Secretarial Audit Report

1. Report for the quarter ended	:	31.03.2010
2. ISIN	:	INE 153A01019
3. Face Value	:	Rs. 10/-
4. Name of the company	:	Mahanagar Telephone Nigam Ltd.
5. Registered Office	:	Tower-I, 12th Floor 124, Connaught Circus New Delhi-110 001

6. Correspondence Address	:	As above
7. Tele No./Fax No.	:	Tel: 91-11-23742212 Fax: 23716655
8. Email Address	:	dcsco@bol.net.in
9. Name of Stock Exchanges where The Company’s securities are listed	:
Delhi Stock Exchange Association Ltd., The Stock Exchange Mumbai The Calcutta Stock Exchange Association Ltd., Madras Stock Exchange Ltd., The National Stock Exchange of India Ltd., and New York Stock Exchange

		No. of Shares	% of T. Capital

10. Issued Capital	:	630000000	100%
11. Listed Capital	:	275621860	43.75%
12. Held in demat form in CDSL	:	15917438	02.53%
13. Held in demat form in NSDL	:	259613075	41.21%
14. Physical holding	:	354469487	56.27%
15. Total No. of shares	:	630000000	100%
16. Reasons for difference, if any	:	No difference between, (10 & 15) However there is difference between (10 & 11) and (11&15) as Govt. holding was not Listed

17. Details of chages in share capital:
Particulars	No. of Shares	Applied/Not Applied for listing	Listed on Stock Exchanges (Specify Name)	Whether Intimated to CDSL	Whether Intimated to NSDL	In principle approval pending for SE (Specify Name)
-------------	-------------	-----N/A----	-------------	-------------	-------------	-------------

18. Register of Members updated	:	Yes

19. Reference of previous quarter with regards to excess dematerialized shares ,if any	:	NIL

V.K. SHARMA & CO.
Company Secretaries

20. Has the company resolved the matter mentioned in point no. 19 above in the current quarter? If not, reason why?	:	N/A

21. Mention the total number of requests, if any, confirmed after 21 days and the total number of requests pending beyond 21 days with the reasons for delay

Total no.of demat requests	No.of requests	No.of shares	Reasons for delay
Confirmed after 21 days	NIL	NIL	NIL
Pending for more than 21 days	NIL	NIL	NIL

22. Name Tele No. of compliance Officer :	:	S.R.Sayal, Company Secretary Tel 23324587, Fax 23716655

23. Name, Tel & Fax No. & Regn. No. of the Auditor	:	V.K.Sharma, 422, Ocean Plaza, Sector-18 NOIDA Tel. 0120-4221470, 9811009592 FCS 3440

24. Appointment of common Agency	:	Beetal Financial & Computer Services (P) Ltd 99, Madangir, Behind LSC New Delhi 110 062

25. Any other detail:	:	NIL

Place: Noida Date: 15 April, 2010

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
CORPORATE OFFICE

MTNL/SECDTT/SE/2010 April 19, 2010

To

The Secretary,
National Stock Exchange/Bombay Stock Exchange/
Delhi Stock Exchange/Calcutta Stock Exchage
Madras Stock Exchange/NYSE.

Sub: Compliance Certificate in terms of Clause 47 of the Listing Agreement.

Dear Sir/Madam

Pursuant to clause 47 of the Listing Agreement, we are enclosing herewith the Compliance Certificate for the half year ended 31.03.2010 issued by M/s V.K. Sharma & Co., Company Secretaries.

Kindly take the same on record.

Thanking you,

Encl: a/a